Exhibit 99.1

TOTAL
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Isabelle DESMET
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Paul FLOREN
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Christine de CHAMPEAUX
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Kevin CHURCH
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Michaël CROCHET-VOUREY
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Philippe GATEAU
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Elisabeth de REALS
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Phénélope SEMAVOINE
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Lisa WYLER
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TOTAL S.A.
Capital 5 929 520 185 euros
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Norwegian Sea: Production Start-up of Tyrihans Oil and Gas Field
Paris, July 8, 2009 — Total announces that the Tyrihans oil and gas field in the Norwegian Sea started production. This field, in which Total owns a 23.18% interest, is the largest field to be brought on stream in Norway in 2009.
Development drilling operations will continue over the next two years. Total’s share of production is expected to average around 25,000 barrels of oil equivalent per day over the next decade.
Located South East of the Åsgard field in the Norwegian Sea, in about 270 metres water depth, Tyrihans is a complete sub-sea development tied into existing facilities and infrastructure of the Åsgard and Kristin fields on Haltenbanken. Total holds a participation interest of 7.68% in Åsgard unit and 6.00% in the Kristin field.
About the Tyrihans field
Tyrihans was discovered in 1982. The field comprises the Tyrihans South deposit, which is an oil field with a gas cap, and the Tyrihans North deposit, which is a gas and condensate field.
The production from Tyrihans will be routed through a 43-kilometre pipeline to the Kristin field infrastructure for processing. The gas will be exported to European markets from Kristin through the Åsgard Transport pipeline; while the oil and condensate will be sent by pipeline to Åsgard C for further export by tanker.
On the Tyrihans field, the partners are StatoilHydro (operator, 58.84%), Total E&P Norge (23.18%), Mobil Development Norway (11.75%) and Eni Norge (6.23%).
Total Exploration and Production in Norway
Norway is the single-largest contributor to the Group’s production, with approximately 335,000 barrels of oil equivalent per day in 2008. This production comes from participations in 35 fields on the Norwegian Continental shelf, around 40% of the volumes coming from Total’s 39.9% interest in the Ekofisk area.
In 2009 Total is pursuing exploration and delineation opportunities in Norway, in particular an appraisal well on the Victoria gas discovery in the Norwegian Sea.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com